TERM SHEET

THE SUMMARY OF THE BELOW AGREEMENT IS PROVIDED HERE FOR THE CONVENIENCE OF ALL PARTIES. PLEASE REFER TO THE AGREEMENT BELOW, AND NOT THIS TERM SHEET, FOR THE FULL AND FINAL AGREEMENT OF THE PARTIES. ALL PARTICIPANTS WILL BE TREATED EQUALLY AND GIVEN THE SAME RIGHTS BY THE TERMS OF THE BELOW AGREEMENT.

TERM: 60 MONTHS FROM CLOSING DATE

INVESTMENT MULTIPLE: 2.5X, EXCEPT FOR THE FIRST $20,000 INVESTED WHICH HAS A MULTIPLE OF 3X

PAYMENTS: ANNUAL

PAYMENTS BASED ON: 10% OF REVENUE

TYPE: UNSECURED

OFFERING AMOUNT: $50,000 - $107,000

REVENUE SHARING NOTE PURCHASE AGREEMENT

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**" OR THE "**ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

EACH PARTICIPANT UNDERSTANDS THAT THE INVESTMENT CONTEMPLATED BY THIS AGREEMENT HAS NOT BEEN REVIEWED, APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF ANY INFORMATION GIVEN TO SUCH PARTICIPANT OR ANY OTHER PARTICIPANT IN ASSOCIATION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

EACH PARTICIPANT ACKNOWLEDGES AND AGREES THAT IN MAKING AN INVESTMENT DECISION, IT MUST RELY ON ITS OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THERE IS NO GUARANTEE OF ANY RETURN. EACH PARTICIPANT FURTHER ACKNOWLEDGES AND AGREES THAT THE PURCHASE OF A NOTE IS IRREVOCABLE, AND THAT IT MAY LOSE ITS ENTIRE INVESTMENT

THIS REVENUE SHARING NOTE PURCHASE AGREEMENT (this "***Agreement***") is entered into by and between Archneura Inc., a Delaware Corporation the ("***Company***") and each of the Participating parties hereto.

This Agreement and the Notes issued by the Company hereunder are offered by the Company pursuant to the terms of a public offering ("***Offering***") effected pursuant to Regulation CF, available at wefunder.com (the "***Portal***") (in which the Company proposed to raise a minimum aggregate amount of $50,000.00 (the "***Minimum Offering Amount***") but not more than a maximum aggregate amount of $107,000.00 (the "***Maximum Offering Amount***")).

1. **Note Terms**.

"***Investment Multiple***" means 2.5x, except for the first $20,000 invested which has a multiple of 3x.

"***Maturity Date***" means the first business day of the 60th month following the Closing Date.

"***Annual Payment***" means, with respect to each calendar year, the payment by the Company to the Paying Agent (for the benefit of the Participants) in an amount equal to the Annual Profit for such month multiplied by the Profit Sharing Percentage; provided that each Participants is entitled to its proportionate share of each Annual Payment in an amount equal to such Annual Payment multiplied by the Participant Proportion.

"***Note***" has the meaning set forth in Section 3.

"***Offering Amount***" means the aggregate amount of Notes that the Participants' have agreed to purchase in connection with the Offering.

"***Principal***" means, with respect to each Participant, the amount set forth below such Participant's name on its signature page to this Agreement.

"***Revenue Sharing Percentage***" means, 10% of the Annual Revenue.

"***Service Fee***" has the meaning set forth in Section 4.

"***Total Payment***" means (i) the sum of the Principal of all Participants multiplied by (ii) the Investment Multiple. Each Participant's proportionate share of the Total Payment is set forth on the signature page hereto.

2. **Other Defined Terms.**

"***Annual Revenue***" means, with respect to each fiscal year, the gross revenue of the Company calculated on a cash basis during such period.

"**_Closing Confirmation Notice_**" means the notice to be provided to the Participant's on or reasonably promptly after the Closing Date, confirming that the proceeds of the Notes have been released to the Company.

"**_Closing Date_**" means the date on which the Offering Amount is released to the Company, which shall be specified as the Closing Date in the Closing Confirmation Notice.

"**_Escrow Agent_**" means whichever party the Company and Wefunder shall designate.

"**_Event of Default_**" has the meaning set forth in Section 8.

"**_Participant_**" or "**_Participants_**" means, individually or collectively, as applicable, each or all of the individuals and entities executing a counterpart signature page to this Agreement.

"**_Participant Proportion_**" means, with respect to each Participant, a fraction, the numerator of which is the Principal applicable to such Participant, and the denominator of which is the Offering Amount.

"**_Paying Agent_**" means whichever party the Company shall designate.

"**_Regulation CF_**" means Regulation Crowdfunding promulgated to implement Section 4(a)(6) of the Securities Act.

"**_Wefunder_**" means Wefunder Inc., a Delaware corporation and a SEC-registered Funding Portal.

"**_SEC_**" means the Securities and Exchange Commission or any party they authorize to act on their behalf.

"**_Trigger Event_**" means an event or series of events by which (a) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (b) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (c) a sale, lease or other disposition of all or substantially all of the assets of the Company, or (d) the Company liquidates, winds up or dissolves itself (or suffers any liquidation, windup or dissolution). For the avoidance of doubt, "voting interests" exclude the Notes.

"**_True-up Agent_**" means an accountant who is duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office; or in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

Unless otherwise expressly provided herein, (a) references to governing documents, agreements and other contractual instruments shall be deemed to include all subsequent amendments, restatements, amendment and restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, amendment and restatements, extensions, supplements and other modifications are permitted by this Agreement and (b) references to any statute or regulation shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such statute or regulation.

3. **Note Issuance and Payments**

(a) Subject to the terms and conditions of this Agreement, the Company agrees to issue, sell and deliver to each Participant and each Participant agrees to purchase from the Company a note in the amount of the applicable Principal on the Closing Date and in the form attached as **Exhibit A** (each, a "**_Note_**" and collectively, the "**_Notes_**").

(b) The Notes may be repaid or prepaid in accordance with the provisions of this Section, but once repaid or prepaid may not be renewed.

(c) In consideration for the proceeds of the Notes and subject to the terms and conditions of this Agreement, the Company agrees to make Annual Payments to Wefunder, the Paying Agent (for the benefit of the Participants) in arrears by the 30th business day after the close of each fiscal year, commencing with the first full year ending after the Closing Date in which the Company generates profits until the Company has paid 100% of the Total Payment to Wefunder, the Paying Agent (for the benefit of the Participant).

(d) If the amount of a scheduled Annual Payment exceeds the unpaid balance of the Total Payment, the Company shall pay Wefunder, the Paying Agent (for the benefit of the Participants) an amount equal to the unpaid balance of the Total Payment in lieu of such Annual Payment. In no event shall the Company be obligated to pay any amount to the Participants under this Section 3 in excess of the Total Payment.

(e) If the Annual Revenue for any fiscal year is equal to or less than $100,000, no Annual Payment will be due to the Participants with respect to such period.

(f) The Company may, in its sole discretion and without penalty, prepay the Notes, and for the avoidance of doubt only Notes associated with this Agreement, in whole or in part; provided that such prepayment shall only be made in connection with a prepayment made to Wefunder, the Paying Agent (for the benefit of the Participants). Each partial prepayment made to Wefunder, the Paying Agent (for the benefit of the Participants) shall be in an amount of at least $10,000 in aggregate to be disbursed to all Participants. Each Participant is entitled to receive its proportionate share of each prepayment to Wefunder, the Paying Agent (for the benefit of the Participants) at the time of the next Annual Payment (or the Maturity Date, if no Annual Payment is scheduled before the Maturity Date). For the avoidance of doubt, in no event shall the Company be obligated to pay any amount to the Participants under this Section 3 in excess of the Total Payment.

(g) For each tax year of the Company, in the event True-up Agent determines that the aggregate payments made by the Company under this Agreement during such year is less than the amount that should have been paid based on the Company's finances, as reported in the Company's federal tax return for such year (based on True-up Agent review of such tax return), the Company will pay a true-up amount as necessary to the Paying Agent (for the benefit of the Participants), and each Participant will receive its proportionate share of such payment. In the event the True-up Agent finds that the true-up amount to be paid is less than or equal to $2,000, the Company will transfer to the funds to Wefunder, the Paying Agent (for the benefit of the Participants) but Wefunder, the Paying Agent will not transfer the funds to the Participants until the next Annual Payment or prepayment.

   a. The Company will provide tax returns for the pervious fiscal year to the True-up Agent by April 15thof the relevant year.
   b. In the event the Company's tax returns are not filed by April 15thof the relevant year, the Company shall provide the True-up Agent with data from the previous fiscal year, sufficient for the True-up Agent to make the appropriate determination of whether the Company's obligations have been fulfilled by April 15th of the relevant year. What data needs to be provided will be at the sole discretion of the True-up Agent.
   c. The Company shall be wholly responsible for paying for the services of the True-up Agent.
   d. The True-up Agent will provide to the Company a findings report based on the abovementioned obligations.
   e. The Company will provide the report of the True-up Agent to Wefunder (for the benefit of Participants) within 5 business days of the True-up Agent providing the report.

(h) The Company and each Participant hereby authorize Payment Agent to maintain records in which it may record, among other things, the Closing Date, the date and amount of any Annual Payments or other payments made to the Participants, and the unpaid balance of the Notes, if any, on the Maturity Date. Absent manifest error, such records shall be conclusive evidence of amounts paid and payable under this Agreement and be binding upon the Company and the Participants.

(i) All payments from the Company to Wefunder, the Paying Agent (for the benefit of the Participants) made pursuant to this Agreement shall be subject to a service fee in an amount equal to 7.5% of such payment (the "Service Fee"), which is and paid to Wefunder upfront, before funding is disbursed to the Company.

(j) If, on the Maturity Date, the Participants have not received an aggregate amount of Annual Payments and prepayments under this Agreement equal to the Total Payment, the Company shall, within 15 business days after the Maturity Date, pay to Wefunder, the Paying Agent (for the benefit of the Participants) an amount equal to the unpaid balance of the Total Payment, unless revenue is less than the minimum threshold noted above.

(k) If the Company's payment of any Annual Payment due hereunder is more than 15 business days late, the Company shall pay a late fee in an amount equal to 5.0% of such outstanding payment, to the extent permitted by applicable law. Each such fee shall be due and payable at the time of the next Monthly Payment (or the Maturity Date, if no Annual Payment is scheduled before the Maturity Date). For the avoidance of doubt COMPANY SHALL ONLY BE OBLIGATED TO MAKE PAYMENTS TO THE EXTENT THAT THE COMPANY HAS GROSS REVENUES.

(l) Any payment received after 6:00 P.M. (U.S. Central Time) on a banking day by Wefunder, the Paying Agent is deemed received on the next banking day.

(m) All payments under this Agreement or with respect to the Notes shall be applied first, toward payment of fees and other amounts due hereunder (excluding Monthly Payments), and second, toward the Total Payment.

(n) Each Participant acknowledges and agrees that Wefunder, the Paying Agent is authorized to distribute to each Participant such Participant's proportionate share (in accordance with such Participant's Participant Proportion) of all payments made by the Company to Wefunder, the Paying Agent (for the benefit of the Participants).

4. **Company Representations.**

a. The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

b. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Participant, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

c. The performance and consummation of the transactions contemplated by this instrument does not and will not:

i. violate any material judgment, statute, rule or regulation applicable to the Company;

ii. (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or

iii. (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

d. No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

e. The Company will comply with all reporting obligations owed to PARTICIPANTs and Wefunder pursuant to this Agreement or otherwise required pursuant to Regulation CF or any other applicable federal or state law.

f. The Company shall not make any capital expenditure except for capital expenditures in the ordinary course of business, in each case, not exceeding $200,000 individually without the written consent of a majority of Note holders.

g. The Company will be responsible for all fees associated with the transfer of payment to the PARTICIPANT.

5. **Participant Representations.**

a. The Participant has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Participant, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

b. Participant represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Participant has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

c. The Participant is purchasing this instrument and the securities to be acquired by the Participant hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Participant has no present intention of selling, granting any participation in, or otherwise distributing the same. The Participant has such knowledge and experience in financial and business matters that the Participant is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Participant's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

    d. The Participant agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

    e. The Participant understands that no public market now exists for any of the notes issued by the Company, and that the Company has made no assurances that a public Participant will ever exist for this instrument and the securities to be acquired by the Participant hereunder.

    f. If the Participant is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Participant hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (i) the legal requirements within its jurisdiction for the purchase of this instrument; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Participant's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Participant's jurisdiction. The Participant acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

    g. The Participant understands that it is the Participant's sole responsibility to provide an account for the Agent to deposit payments into. In the event the account of a Participant changes, the Participant must provide notice to both the Company and the Agent before the next payment is to be made. In the event the Participant fails to provide an account for the Agent to transfer funds to, the Agent will hold the funds in escrow until the next payment period. If no account is present, and the Participant has not provided new deposit information, the Participant will forfeit the payment being held in escrow.

6. Events of Default

Each of the following shall constitute an "Event of Default":

(a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues for 15 business days.

(b) The Company's failure to comply with any of its reporting obligations owed to PARTICIPANTs and such failure continues for 30 business days;

(c) The Company's breach of any other covenants made by it hereunder and such breach continues for 15 business days.

(d) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt;

(e) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry;

(f) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry;

(g) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt;

(h) Any representation or warranty made by the Company under this Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no representation or warranty that is false but can be remedied, and is remedied within 30 calendar days, will constitute an Event of Default; or

(i) The occurrence of a Trigger Event

7. Remedies

If any Event of Default occurs, the balance of the Total Payment shall become immediately due and payable by the Company to the Participants.

8 Compliance

Except as otherwise required by law, the parties shall report all payments under this Agreement in a manner consistent with the treatment of this Agreement on the parties' respective federal income tax returns.

9   **Federal Income Tax Treatment**

The Participant agrees (a) to use all non-public information received from the Company only to the extent necessary to enable the Participant to assess the Participant 's investment in the Company and to confirm the Company's determination of each Payment and (b) not to disclose or provide any non-public information received from the Company to any person or entity without the Company's prior written consent. Ownership of all right, title and interest in any information made available to the Participant by the Company pursuant to this Agreement shall remain at all times with the Company, and nothing in this Agreement shall give to Participant any right, title or interest in, or license to, any such information.

10. No Stockholder Rights.

The Participant is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Company for any purpose, nor will anything contained herein be construed to confer on the Participant, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

11. Notices.

All notices and other communications hereunder between the parties shall be sent via the Portal or the Payment Agent's message center. All communications sent by a Participant following the Closing Date shall be managed by and through the Portal or the Payment Agent's message center.

12. Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

13. Successors and Assigns. Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that

i.   the Company may assign this instrument in whole, without the consent of the Participant, in connection with a reincorporation to change the Company's domicile;
ii. this instrument and/or the rights contained herein may be assigned without the Company's consent by the Participant to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Participant, including, without limitation, any general partner, managing member, officer or director of the Participant, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Participant.

Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

14. Electronic Signatures. The Company and the Lender agree that they may use electronic signatures and, if doing so, agree to be subject to the provisions of the U.S. E-SIGN Act otherwise known as the Electronic Signatures in Global and National Commerce Act, as defined by ESIGN, Pub.L. 106-229, 14 Stat. 464, enacted June 30, 2000, 15 U.S.C., Ch. 96.

15. Conflicts of Laws. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

16. Disputes. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Tysons, Virginia. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

17. Entire Agreement and Amendments This Agreement may not be modified or amended except pursuant to a written instrument signed by the Company and each Participant. Except as otherwise expressly provided herein, this Agreement, together with the Notes, represents the entire agreement between the Participants and the Company regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises, and proposals, whether oral, written, or electronic, between them.

18. Severability In case any provision contained in this Agreement should be invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

20. Counterparts This Agreement may be executed in two or more counterparts and electronically, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party.

IN WITNESS WHEREOF, the Company and the Lender have executed this Agreement as an instrument under seal as of the date set forth as the Effective Date of this Agreement.

COMPANY:

ARCHNEURA Inc.

Address: 7420 Colshire Dr. #1 McLean, VA 22102

Email: clairmarie@archneura.com

Name: Clair Marie McDade (Wholean)

Title: Founder and CEO

Form of Note

Principal $[AMOUNT]

Date   [EFFECTIVE DATE]

FOR VALUE RECEIVED, the "***Company***", promises to pay to the order of The Participant   [INVESTOR NAME] ("***Payee***") on the Maturity Date the total payment in an amount calculated by multiplying the principal by the investment multiple, in accordance with, and on the dates specified in, that certain Note Purchase Agreement ("***Note Purchase Agreement***"), dated as of date   [EFFECTIVE DATE] , by and among the Company, Payee, and the other PARTICIPANTs party thereto. Capitalized terms used but not otherwise defined in this Note (this "***Note***") have the meanings given such terms in the Note Purchase Agreement.

This Note is one of the "Notes" referred to in, and evidences indebtedness incurred under, the Note Purchase Agreement, to which reference is made for a description of the security for this Note and for a statement of the terms and conditions on which the Company is permitted and required to make prepayments and repayments, in whole or in part, of principal of the indebtedness evidenced by this Note and on which such indebtedness may be declared to be immediately due and payable.

Notwithstanding anything in this Note to the contrary, in no event shall the interest payable hereon, whether before or after maturity, exceed the maximum amount of interest which, under applicable law, may be contracted for, charged, or received on this Note.

If this Note is placed in the hands of an attorney for collection after default, or if all or any part of the indebtedness represented hereby is proved, established or collected in any court or in any bankruptcy, receivership, debtor relief, probate, or other court proceedings, the Company and all endorsers, sureties, and guarantors of this Note jointly and severally agree to pay reasonable out-of-pocket fees of external counsel and reasonable collection costs to the holder hereof in addition to the amounts payable hereunder.

The Company and all endorsers, sureties, and guarantors of this Note hereby severally waive demand, presentment, notice of demand and of dishonor and nonpayment of this Note, protest, notice of protest, notice of intention to accelerate the maturity of this Note, declaration or notice of acceleration of the maturity of this Note, diligence in collecting, the bringing of any suit against any party and any notice of or defense on account of any extensions, renewals, partial payments, or changes in any manner of or in this Note or in any of its terms, provisions, and covenants, or any releases or substitutions of any security, or any delay, indulgence, or other act of any trustee or any holder hereof, whether before or after maturity.

THIS NOTE HAS BEEN DELIVERED ELECTRONICALLY AND SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS).

IN WITNESS WHEREOF, the undersigned has executed this Note effective as of the date above first written.

COMPANY:

ARCHNEURA Inc.

Address: 7420 Colshire Dr. #1 McLean, VA 22102

Email: clairmarie@archneura.com

Name: Clair Marie McDade (Wholean)

Title: Founder and CEO

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

COMPANY:

Archneura Inc.
_____

Founder Signature
_____

Name: [FOUNDER_NAME]
             _____

Title: [FOUNDER_TITLE]
             _____

Read and Approved (For IRA Use Only):   **INVESTOR:**

                                                   _____

                                                   Investor Signature

By: _____   By:_____

                                              Name: [INVESTOR NAME]
                                                        _____

                                              Title: [INVESTOR TITLE]
                                                        _____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited